UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-35884

KABUSHIKI KAISHA FRONTEO

(Exact name of registrant as specified in its charter)

FRONTEO, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Konan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FRONTEO, INC.

FORM 6-K

FRONTEO, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	English translation of the Summary of Consolidated Financial Results For the Six-Month Period Ended September 30, 2017 [Japanese GAAP], filed with the Tokyo Stock Exchange on November 14, 2017.

Exhibit 99.2

English translation of a Japanese-language press release, dated November 14, 2017, regarding the announcement of report of special loss and revisions of forecasts for results of operations announced on May 15, 2017 based on recent operating results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEO, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: November 14, 2017